UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



London Stock Exchange


              NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                    PERSONS


All relevant boxes should be completed in typed block capital letters.


1    Name of company

     SPIRENT plc

2    Name of director

     NICHOLAS KELVIN BROOKES

3 Please state whether notification indicates that it is in Respect of holding of the director named in 2 above or Holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     In respect of the Director's Holding

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Not applicable

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify
     The connected person(s)

     Not applicable

6    Please state the nature of the transaction. For
     PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary.

     Not applicable

7    Number of shares/amount
     of stock acquired

     -

8    Percentage of issued
     Class

     -

9    Number of shares/amount
     of stock disposed

     -

10   Percentage of Issued
     Class

     -

11   Class of security


     -

12   Price per share

     -

13   Date of transaction

     -

14   Date company informed

     -

15   Total holding following this notification


16 Total percentage holding of issued class following this notification


If a director has been granted options by the company please complete the following boxes.


17   Date of grant

     25 March 2003

18   Period during which or date on which exercisable

     25 March 2006 - 24 March 2013

19   Total amount paid (if any) for grant of the option

     Not applicable

20 Description of shares or debentures involved: class, Number

     1,692,000 Options over Ordinary shares of 3 1/3 p each

21 Exercise price (if fixed at time of grant) or indication that Price is to be fixed at time of exercise

     16.00 pence each

22   Total number of shares or debentures over which options
     Held following this notification

     3,602,135 Options over Ordinary shares of 3 1/3 p each

23   Any additional information

     Option awarded under the Company's Executive Share
     Option Scheme

24   Name of contact and telephone number for queries

     Michael Anscombe - 01293 767676

25   Name and signature of authorised company official
     Responsible for making this notification

     Date of notification - 26 March 2003

     Michael Anscombe
     Assistant Company Secretary


London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing obligations: Telephone: 020 7797 3850/1639/1972/3150


London Stock Exchange


              NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                    PERSONS

All relevant boxes should be completed in typed block capital letters.

1    Name of company

     SPIRENT plc

2    Name of director

     ERIC GEORGE HUTCHINSON

3 Please state whether notification indicates that it is in Respect of holding of the director named in 2 above or Holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     In respect of the Director's Holding

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Not applicable

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify
     The connected person(s)

     Not applicable

6    Please state the nature of the transaction. For
     PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary.

     Not applicable

7    Number of shares/amount
     of stock acquired

     -

8    Percentage of issued
     Class

     -

9    Number of shares/amount
     of stock disposed

     -

10   Percentage of Issued
     Class

     -

11   Class of security

     -

12   Price per share

     -

13   Date of transaction

     -

14   Date company informed

     -

15   Total holding following this notification


16 Total percentage holding of issued class following this notification


If a director has been granted options by the company please complete the following boxes.


17   Date of grant

     25 March 2003

18   Period during which or date on which exercisable

     25 March 2006 - 24 March 2013

19   Total amount paid (if any) for grant of the option

     Not applicable

20 Description of shares or debentures involved: class, Number

     1,128,000 Options over Ordinary shares of 3 1/3 p each

21 Exercise price (if fixed at time of grant) or indication that
     Price is to be fixed at time of exercise

     16.00 pence each

22   Total number of shares or debentures over which options
     Held following this notification

     2,131,190 Options over Ordinary shares of 3 1/3 p each

23   Any additional information

     Option awarded under the Company's Executive Share
     Option Scheme

24   Name of contact and telephone number for queries

     Michael Anscombe - 01293 767676

25   Name and signature of authorised company official
     Responsible for making this notification

     Date of notification - 26 March 2003

Michael Anscombe
Assistant Company Secretary


London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing obligations: Telephone: 020 7797 3850/1639/1972/3150



London Stock Exchange



              NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                    PERSONS


All relevant boxes should be completed in typed block capital letters.

1    Name of company

     SPIRENT plc

2    Name of director

     MY ENGU CHUNG

3 Please state whether notification indicates that it is in Respect of holding of the director named in 2 above or Holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     In respect of the Director's Holding

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Not applicable

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify
     The connected person(s)

     Not applicable

6    Please state the nature of the transaction. For
     PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary.

     Not applicable

7    Number of shares/amount
     of stock acquired

     -

8    Percentage of issued
     Class

     -

9    Number of shares/amount
     of stock disposed

     -

10   Percentage of Issued
     Class

      -

11   Class of security

     -

12   Price per share

     -

13   Date of transaction

     -

14   Date company informed

     -

15   Total holding following this notification


16 Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.


17   Date of grant
     25 March 2003

18   Period during which or date on which exercisable

     ESOS: 25 March 2006 - 24 March 2013.

     SSOP: 25% vest on 25 March 2004 and 25% annually thereafter. The final SSOP exercise date will be 24 March 2010.

19   Total amount paid (if any) for grant of the option
     Not applicable

20 Description of shares or debentures involved: class, Number

     225,000 ESOS Options over Ordinary shares of 3 1/3 p each

     1,000,000 SSOP Options over Ordinary shares of 3 1/3 p each

21 Exercise price (if fixed at time of grant) or indication that
     Price is to be fixed at time of exercise

     16.00 pence each

22   Total number of shares or debentures over which options
     Held following this notification

     3,131,609 Options over Ordinary shares of 3 1/3 p each

23   Any additional information
     Options awarded under the:
     Company's Executive Share Option Scheme (ESOS); and
     Spirent Stock Option Plan (SSOP)

24   Name of contact and telephone number for queries

     Michael Anscombe - 01293 767676

25   Name and signature of authorised company official
     Responsible for making this notification

     Date of notification - 26 March 2003

Michael Anscombe
Assistant Company Secretary



London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing obligations: Telephone: 020 7797 3850/1639/1972/3150



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___26 March 2003____             By   ____/s/ Luke Thomas____

                                                    (Signature)*